Exhibit 12.1

Aspen Insurance Holdings Limited

Computation of Ratio of Earnings to Fixed Charges
and Preference Share Dividends

		Fiscal year Ended December 31, ($ in millions, except ratios) (As Adjusted)
	Six Months Ended June 30, 2016	2015	2014	2013	2012	2011(2)(3)
Net income before tax	$183.1	$337.5	$367.9	$138.8	$295.4	$(147.30)
Add back interest expense	14.8	29.5	29.5	15.5	30.9	30.8
Pre-tax income before interest expenses	197.9	367.0	397.4	154.3	326.3	(116.50)
Fixed charges	14.8	29.5	29.5	15.5	30.9	30.8
Ratio of earnings to fixed charges	13.37x	12.44x	13.47x	9.95x	10.56x	(3.78)x
Fixed charges and preference share dividends	34.1	68.9	68.5	32.9	63.6	59.4
Ratio of earnings to fixed charges and preference share dividends(1)	5.80x	5.33x	5.80x	4.69x	5.13x	(1.96)x

(1)
For purposes of computing these ratios, earnings consist of net income before tax, excluding interest expense. Fixed charges consist of interest expense on our long-term debt. Fixed charges and preference share dividends consists of interest expense on our long-term debt and dividends on our Perpetual PIERS (which the Company redeemed in May 2013), 7.401% Preference Shares, 7.250% Preference Shares and 5.95% Preference Shares (each as defined herein) grossed up at the effective rate of tax.

(2)     For the year ended December 31, 2011, the net result before tax was a loss of $143.0 million.

(3)
In 2012, the Company adopted the provision of ASU 2010-26, “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.” Under the standard, the Company is required to expense the proportion of its general and administrative deferred acquisition costs not directly related to successful acquisition. For more information on the impact of ASU 2010-26 refer to Note 2(l) “Basis of Preparation and Significant Accounting Policies — New Accounting Policies,” of our consolidated financial statements appearing in the Company’s Annual Report on Form 10-K, filed February 26, 2013.